FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Wind Energy Corp. (the "Issuer")
632 Foster Avenue
Coquitlam, British Columbia
V3J 2L7

Item 2. Date of Material Change

May 23, 2007

Item 3. News Release

The Issuer issued a press release dated May 23, 2007. The press release was disseminated through Market News and Stockwatch.

Item 4. Summary of Material Change

The Issuer announced that its April 2007 energy production from all its projects exceeded 8 million kilowatt hours.

The Issuer also announced that it submitted a settlement proposal to Pacific Hydro Limited of Australia.

Item 5. Full Description of Material Change

See the attached news release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9. Date of Report

June 1, 2007